www.linkedin.com/in/ronpereyra
(LinkedIn)

Top Skills

Sales Management
Customer Service
Marketing

Languages

English
French
Spanish

Ron Pereyra

Co-Founder
Naples, Florida, United States

Summary

Proven wealth management sales executive with 20 years of expertise driving revenue through winning strategies in client acquisition, account growth and client retention for some of the world's largest wealth management firms. Excel at building and guiding high-performance sales and relationship management teams at all levels, delivering service to 25,000 high net worth clients globally. Savvy at pinpointing skill gaps and outlining and launching training programs and coaching to resolve them. Articulate, multi-lingual speaker who engages audiences of thousands throughout North America, South America, Australasia and Europe.

Experience

Vlue
Co-Founder/CRO
January 2024 - Present (1 year)
Miami, Florida, United States

Personal Capital
Vice President
November 2017 - April 2019 (1 year 6 months)

Pinnacle Advisory Group
Director Of Business Development, Southern Region
January 2016 - February 2017 (1 year 2 months)
Miami, Florida

Verus Recruiting Consultants Inc
Director, Head of Recruitment - US and Latin America
February 2015 - December 2015 (11 months)
Miami

Fisher Investments

11 years 6 months

Foreign Private Client Sales Management
January 2013 - January 2015 (2 years 1 month)
Camas, WA

Private Client Group Manager
October 2008 - January 2013 (4 years 4 months)
Camas, WA

Account Executive Group Manager
November 2006 - October 2008 (2 years)
Camas,WA

Private Client Group Training Manager
July 2005 - November 2006 (1 year 5 months)

Investment Counselor
August 2003 - July 2005 (2 years)

UBS
Vice President - Financial Advisor
November 1998 - June 2003 (4 years 8 months)

Education

Syracuse University